# Parkland Securities, LLC

**Financial Report**
**December 31, 2022**

**Filed as PUBLIC information pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.**

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| SEC FILE NUMBER |
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| 8-53482 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Parkland Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 Parkland Plaza
(No. and Street)

| Ann Arbor | MI | 48103 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Brandon Rydell | 734-663-1611 | brydell@bdops.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

| 30 South Wacker Dr., Suite 3300 | Chicago | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/24/2003 | 49 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**





# OATH OR AFFIRMATION

I, Brandon Rydell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Parkland Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

N L CAVENDER
Notary Public - State of Michigan
County of Wayne
My Commission Expires Jun 24, 2027
Acting in the County of Washtenaw

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**Parkland Securities, LLC**
**Index**
**December 31, 2022**



**Report of Independent Registered Public Accounting Firm**

Members
Parkland Securities, LLC

**Opinion on the Financial Statement**
We have audited the accompanying statement of financial condition of Parkland Securities, LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*RSM US LLP*

We have served as the Company's auditor since 2017.

Chicago, Illinois
March 20, 2023

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

**Parkland Securities, LLC**
**Statement of Financial Condition**
**December 31, 2022**

**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $6,571,336 |
| Restricted cash and restricted cash equivalents | 75,030 |
| Investments owned, at fair value | 2,315,829 |
| Commissions and dealer concessions receivable, net | 1,558,677 |
| Receivable from clearing broker, net | 45,923 |
| Interest receivable | 28,152 |
| Receivable from representatives, net | 126,480 |
| Receivable from related parties | 3,503 |
| Other receivables, net | 250,565 |
| Other assets | 748,929 |
| | |
| Total assets | $11,724,424 |

**Liabilities and Members' Equity**

| | |
|---|---:|
| Commissions payable | $1,537,174 |
| Management fees payable to related party | 126,842 |
| Accounts payable and other liabilities | 788,511 |
| | |
| Total liabilities | 2,452,527 |
| | |
| Members' equity | 9,271,897 |
| | |
| Total liabilities and members' equity | $11,724,424 |

The accompanying notes are an integral part of this financial statement.

1.  **Nature of Operations and Significant Accounting Policies**

    **Nature of Operations**
    Parkland Securities, LLC (the "Company") is a registered broker-dealer subject to the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the National Securities Clearing Corp ("NSCC"). The Company is a limited liability company organized under the laws of the State of Delaware.

    The Company offers to its customers various investment products, including mutual funds, equity and fixed income securities, option contracts, variable life insurance policies, variable annuity contracts, non-securities life and annuities, and alternative investments such as real estate investment trusts and oil and gas programs. The Company offers these products through independent contractor registered representatives who operate independent branch offices located throughout the United States of America and its territories.

    The Company operates pursuant to Exchange Act Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii), clearing transactions on a fully disclosed basis through its clearing firm, National Financial Services LLC ("NFS"), and on an application-way basis with registered investment companies, insurance and annuity providers, and other product offerings. Customer accounts held directly at a product issuer for which the Company is listed as the broker-dealer of record are commonly referred to as application-way accounts, sometimes also known as "check and application," "direct application," and "subscription-way" accounts. The Company does not hold customer funds or safeguard customer securities.

    **Basis of Presentation**
    The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

    **Use of Estimates**
    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    **Credit Losses**
    Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company performed an analysis related to the financial assets within the scope of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 326, as noted in the following table, and recorded a provision for credit losses of $10,507 at December 31, 2022.

Total financial assets and credit losses by category for 2022 were as follows:

| Financial Assets | Amount | Credit Loss | Financial Assets, net |
|---|---|---|---|
| Commissions and dealer concessions receivable | $1,565,789 | $7,112 | $1,558,677 |
| Receivable from clearing broker | 46,137 | 214 | 45,923 |
| Receivable from representatives | 128,142 | 1,662 | 126,480 |
| Other receivables | 252,084 | 1,519 | 250,565 |
| Total | $1,992,152 | $10,507 | $1,981,645 |

**Cash, Cash Equivalents, Restricted Cash and Restricted Cash Equivalents**
The Company's cash and cash equivalents consist of funds on deposit primarily in corporate checking accounts and money market funds at financial institutions and NFS (Note 6). Cash equivalents include assets easily convertible to cash with original maturities of less than 90 days. Money market funds are stated at cost, which approximates fair value.

Restricted cash and restricted cash equivalents represent amounts on deposit at financial institutions that are legally restricted due to contract terms with NFS or arising from applicable SEC rules and regulations. Included on the statement of financial condition is a restricted cash deposit for margin requirements at NFS in the amount of $75,000, and $30 on deposit at a financial institution that are segregated for special bank accounts for the exclusive benefit of customers and reserve requirements under Exchange Act Rule 15c3-3.

| | |
|---|---|
| Cash and cash equivalents | $6,571,336 |
| Restricted cash | 75,030 |
| Total cash, restricted cash and cash equivalents shown in the statement of cash flows | $6,646,366 |

**Investments Owned, At Fair Value**
The Company invests funds in certificates of deposit issued by several banks which are insured by the Federal Deposit Insurance Corporation ("FDIC"). The certificates of deposit are placed with participating banks of the Certificate of Deposit Account Registry Service ("CDARS"). Due to the relatively short maturities (13 weeks) and contracted amounts, the certificates of deposit are stated at cost, which approximates fair value.

The Company purchases Treasury Notes. The Treasury Notes are purchased close to maturity (one year or less) and are marked to market. The U.S. Treasury Notes vary in face value, maturity, and state interest rate. Transactions for investments are recorded on a trade date basis along with any related gains and losses.

**Commissions and Dealer Concessions Receivable and Commission Payable**
Commissions and dealer concessions receivable represent the dealer concessions and 12b-1 fees owed to the Company from registered investment companies, insurance and annuity companies, and other product offerings for the solicitation or sale of their investments and products to customers.

Commissions payable are the amounts owed to registered representatives of the Company for their services, sales commissions, and 12b-1 fees earned related to customer transactions.

### Receivable from Clearing Broker and Payable to Clearing Broker
Receivable from clearing broker or payable to clearing broker includes the net amounts owed from or to NFS for dealer concessions, markups on riskless securities transactions, customer account fees, and other charges. The receivable and payable is recorded net of any related liabilities or assets to or from the clearing firm on the accompanying statement of financial condition in accordance with FASB ASC Topic 210, *Balance Sheet*. Interest due to the Company from NFS is recorded in interest receivable.

### Receivable from Representatives
Registered representative affiliation fees, commission charge backs, and other costs that are the responsibility of registered representatives are offset against amounts owed to registered representatives for their commission payables. If the balance of the debits owed to the Company exceed the amount owed to the registered representative, then the net balance owed to the Company is recorded as a receivable.

Registered representatives are responsible for their registration and licensing costs which are collected by the Company on their behalf and submitted to the FINRA Central Registration Depository. The amounts owed from the registered representatives are also included in receivables from representatives.

### Other Receivables
Other receivables include amounts relating to sponsorship revenues, promissory notes ("Notes"), trade receivables, and any receivables relating to errors and omissions insurance indemnification provisions for various costs associated with litigation or arbitrations brought against the Company.

The Company makes periodic Notes to associated persons. These Notes typically have stated interest rates above the prime rate and have maturities of five years or less. The terms of the Notes include provisions to accelerate the maturity date if the associated person ceases to be associated with the Company. Upon acceleration of the maturity, the remaining principal balance and any accrued interest becomes due within 30 days and includes the right to offset any compensation owed to the associated person. As of December 31, 2022, the outstanding principal balance of the Notes was $127,177.

### Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 3 to 7 years. Maintenance and repairs of assets are expensed as incurred.

Fixed assets consisted of the following at December 31, 2022:

| | |
|---|---:|
| Office equipment | $ 184,755 |
| Less: Accumulated depreciation | (184,755) |
| Fixed assets, net of accumulated depreciation | $ - |

**Other Assets**
Included in other assets are $390,217 in prepaid expenses for payments to the Central Registration Depository and other vendors for licensing and registration costs, national and regional conference deposits, unamortized cost for errors and omissions insurance policies, surety bond, and financial institution bond premiums. Prepaid expenses are expensed as incurred or amortized using the straight-line method over the policy or contract period.

Under certain circumstances, the Company provides financial support to contracted registered representatives by executing forgivable loans or signing bonuses. The forgivable loans have contract terms that require the registered representative to remain registered with the Company for a stated period typically ranging from 3 to 5 years. A portion of the loan principal balance is forgiven monthly or annually on anniversary dates of the loan. The Company realizes the economic benefit over the passage of time and amortizes the costs using the straight-line method over the stated period.

Signing bonuses that contain contract terms which require the registered representative to remain associated with the Company for a certain period are amortized using the straight-line method over the stated period. Agreements that do not contain term provisions are expensed when incurred.

If the terms of the agreement are breached by the registered representative, the registered representative is responsible for the repayment of any balances to the Company according to the terms of the agreement. For a forgivable loan, the registered representative is required to make payment of the principal and accrued interest amounts outstanding as of the prior anniversary date. For a signing bonus, the registered representative may be liable for the entire amount of the signing bonus, or a prorated amount based on the time remaining under the agreement.

As of December 31, 2022, the unamortized balance for forgivable loans and signing bonuses was $345,296 and $13,200, respectively, and is reflected in other assets.

**Accounts Payable and Other Liabilities**
Liabilities of the Company for general operating expenses owed to third parties, various states for assessments and members' withholdings (Note 3), loss contingencies (Note 5), and unearned revenues are presented in accounts payable and other liabilities in the statement of financial condition.

Unearned revenues are related to third-party contracts for which the performance obligation has not been satisfied. Payments that are collected in advance are recognized when earned or over the life of the policy or contract.

**Revenue Recognition**
The Company entered into a Fully Disclosed Clearing Agreement (the "Clearing Agreement") with NFS on August 4, 2011, and subsequently amended the Clearing Agreement in January 2019. The Company also has entered into various contracts ("Distribution Agreements") with life insurance companies, registered investment companies, and other investment providers. The Distribution Agreements and the Clearing Agreement specify the terms and responsibilities of each party and commonly provide for certain indemnifications to the parties (Note 7). Distribution Agreements also include compensation schedules that disclose the compensation to be paid to the Company in return for the solicitation, distribution, and marketing of the investment provider's products and/or services.

The balances for assets and liabilities related to contracts with customers as of January 1, 2022, and December 31, 2022, were as follows:

| Contract Receivable/Payable | 01/01/22 | 12/31/22 |
|---|---|---|
| Commissions and dealer concessions receivable, net | $1,616,167 | $1,558,677 |
| Receivable from/payable to clearing broker for: | | |
|    Commissions and concessions, net | 67,664 | 40,387 |
|    Account fees and other charges, net | (66,138) | 5,536 |
| Receivable from representatives, net | 70,142 | 126,480 |
| Sponsorships included in other receivables | 12,500 | 4,704 |
| | $1,700,335 | $1,735,784 |

**Income Taxes**

The Company is organized as a limited liability company and has elected to be treated as a partnership for federal and state income tax purposes. Under such provisions, the Company is not subject to federal income tax. The Company's members are liable for the taxes, if any, on their distributive share of income.

FASB ASC Topic 740, *Income Taxes*, requires the Company to evaluate any tax positions taken or expected to be taken in preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Any tax positions that do not meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2022, management has determined there are no material uncertain income tax positions. The current and prior three years of tax returns are subject to examination.

2. **Fair Value Measurement**

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The assets and liabilities in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by FASB ASC Topic 820, *Fair Value Measurement*, and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level 1     Unadjusted quoted prices in an active accessible market to identical assets or liabilities.

Level 2     Other inputs that are directly or indirectly observable in the marketplace.

Level 3     Unobservable inputs which are supported by little or no market activity.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The certificates of deposit are stated at cost plus accrued interest, which approximates fair value due to the relatively short maturities (13 weeks) and contracted amounts.

The U.S. Treasury Notes, when purchased, are recorded at cost, which approximates fair value based on quoted market prices in an active market. Subsequently, the Company compares market prices quoted by dealers to the carrying values, and marks to market the investment to ensure a reasonable approximation of fair values.

The following table summarizes the fair values as of December 31, 2022:

| December 31, 2022 | Level 1 | | Level 2 | Level 3 | | Fair Value Measurements |
|---|---|---|---|---|---|---|
| Assets: | | | | | | |
| Certificates of Deposit | $ | - | $ 1,011,383 | $ | - | $ 1,011,383 |
| U.S. Treasury Notes | | | 1,304,446 | | | 1,304,446 |
| | $ | - | $ 2,315,829 | $ | - | $ 2,315,829 |

The Company assesses the levels of the inputs used to measure fair value at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers among Levels 1, 2 and 3 during the year.

Substantially all of the Company's other assets and liabilities are also considered financial instruments and are short-term or replaceable on demand; therefore, their carrying amounts approximate their fair values.

## 3. Members' Equity

Certain states require flow-through withholding based on the members' distributive income. The Company makes payment to those states on behalf of the members in addition to any payments made for composite tax returns that the Company has elected to file.

As of December 31, 2022, $20,175 for flow-through withholdings was recorded in accounts payable and other liabilities in the statement of financial condition.

## 4. Related Party Transactions

The Company transacts business with affiliates in the course of ordinary business and incurs debt obligations and other benefits with the affiliates. At December 31, 2022, $3,503 represents receivables from affiliated companies in connection with such transactions. The Company and BD Ops may advance payments for certain expenses of the members of each of the related companies. Such payments are accounted for as a loan to or receivable from the member.

The Company receives various services such as personnel including management, the use of telecommunications, office space, systems and equipment, and other general and administrative support from B/D Ops, LLC ("BD Ops"), a company owned by the members of the Company.

BD Ops has separate written management services agreements or expense sharing agreements with the Company, Sigma Financial Corporation ("SFC"), and Sigma Planning Corporation ("SPC"), all of which are related parties by common ownership. Under the agreement between BD Ops and the

Company, BD Ops provides services to the Company and in return the Company pays a management fee expense to BD Ops for the services rendered.

The management expenses incurred by BD Ops are allocated among the Company, SFC, and SPC based on their pro-rata share of their combined cash receipts from dealer concessions and advisory and consulting revenues, and their pro-rata share of their combined number of registered representatives and IARs. Under limited instances, BD Ops may allocate specific expenses to the Company based on direct costs, and not on a pro-rata basis, when it is determined that the Company is the sole beneficiary of such expenses. These expenses are included in the management fee expense in the statement of income.

As of December 31, 2022, the Company recorded management fees payable to related party of $126,842 in accordance with the management agreement.

## 5. Commitments and Contingencies

The Company is subject to litigation, arbitrations, mediations, and regulatory actions in the ordinary course of its business. As of December 31, 2022, the Company has one pending claim alleging damages of approximately $1,300,000 relating to customer transactions.

Management, with the assistance of legal counsel, evaluates the claims on an ongoing basis as information becomes available. In accordance with FASB ASC Topic 450, *Contingencies*, the Company will record a liability in connection with claims where it is probable a loss will be incurred and where a reasonable estimate of that loss could be made. As of December 31, 2022, it is uncertain as to the amount of any potential loss and the likelihood of an unfavorable outcome based on the information available at this time. The Company therefore has not recorded a liability due to its inability to make a reasonable estimate of loss, in accordance with FASB ASC Topic 450.

The Company has nonetheless recorded an estimate for the defense cost of such claim. Further, any claim in which a reasonable estimate of loss could not be made due to the uncertainty of the outcome of litigation or arbitration may nonetheless be material.

As of December 31, 2022, the Company has recorded a legal reserve of $338,771 in accounts payable and other liabilities related to the outstanding claim. The amount of the legal reserve is included in litigation and legal fees in the statement of income.

For unasserted claims that may occur against the Company, an estimate of loss cannot be reasonably made and none have been recorded.

## 6. Concentrations of Credit Risk

The Company maintains its cash and cash equivalents at several financial institutions. The balances at commercial banks are insured by the FDIC up to $250,000. As of December 31, 2022, the Company had balances in excess of FDIC insurance limits of $5,310,936. The Company also has cash, restricted cash, and restricted cash equivalents at other financial institutions and NFS that are not covered by the FDIC. These balances have uninsured amounts of $835,430 as of December 31, 2022.

7. **Guarantees and Indemnification**

FASB ASC Topic 460, *Guarantees*, requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties.

Pursuant to the Clearing Agreement, NFS has the right to seek reimbursement from the Company for certain losses, account debit balances, and margin requirements that may result from customer transactions if the customer does not cover such losses, outstanding amounts due, or satisfy margin requirements. The Company's policy is to minimize the related off-balance-sheet risk and exposure through the use of a variety of exposure reporting and control procedures.

For application-way customer transactions, the Company has entered into Distribution Agreements with registered investment companies, insurance companies, and other investment providers. The Distribution Agreements commonly include indemnification provisions against the Company for certain losses incurred by the parties as a result of certain actions, breaches, errors, or omissions by the Company or its registered representatives.

The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company which have not yet occurred. However, based on its prior experience, the Company expects the risk of a material loss to be remote. As of December 31, 2022, there has not been a material reimbursement request received or outstanding.

8. **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule (Exchange Act Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $250,000 or $6\frac{2}{3}$ percent of aggregate indebtedness, whichever is greater. The Rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2022, the Company had net capital of $7,547,569, an amount $7,297,569 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.32 to 1.

The Company claims exemption from the reserves and custody requirements of Exchange Act Rule 15c3-3 pursuant to subsections (k)(2)(i) and (k)(2)(ii) thereof. The Company introduces its customers' accounts and acts as a broker in the sale of general securities and mutual funds. Customer transactions are cleared through other broker-dealers on a fully disclosed basis and the Company does not hold customer funds or safeguard customer securities.

9. **Subsequent Events**

The Company has evaluated subsequent events for recognition or disclosure through the date these financial statements were issued.